SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

SAEXPLORATION HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

78636X204

(CUSIP Number)

Eric M. Albert

BlueMountain Capital Management, LLC

280 Park Avenue, 12th Floor

New York, New York 10017

212-905-5647

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78636X204

1	NAMES OF REPORTING PERSONS BlueMountain Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,409,106
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,409,106
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,409,106
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8% (1)
14	TYPE OF REPORTING PERSON (See instructions) IA

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 9,344,288 shares of Common Stock (as defined in Item 1) of the Issuer (as defined in Item 1), as reported on the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 4, 2016.

CUSIP No. 78636X204

1	NAMES OF REPORTING PERSONS BlueMountain GP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,976,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,976,336
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,976,336
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 9,344,288 shares of Common Stock of the Issuer, as reported on the Issuer’s Form 8-K filed with the SEC on August 4, 2016.

CUSIP No. 78636X204

1	NAMES OF REPORTING PERSONS Blue Mountain CA Master Fund GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,674,107
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,674,107
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,674,107
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9% (1)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 9,344,288 shares of Common Stock of the Issuer, as reported on the Issuer’s Form 8-K filed with the SEC on August 4, 2016.

CUSIP No. 78636X204

1	NAMES OF REPORTING PERSONS Blue Mountain Credit Alternatives Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,674,107
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,674,107
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,674,107
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 9,344,288 shares of Common Stock of the Issuer, as reported on the Issuer’s Form 8-K filed with the SEC on August 4, 2016.

CUSIP No. 78636X204

1	NAMES OF REPORTING PERSONS BlueMountain Long/Short Credit GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 80,647
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 80,647
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,647
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 9,344,288 shares of Common Stock of the Issuer, as reported on the Issuer’s Form 8-K filed with the SEC on August 4, 2016.

CUSIP No. 78636X204

1	NAMES OF REPORTING PERSONS BlueMountain Guadalupe Peak Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 80,647
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 80,647
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,647
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 9,344,288 shares of Common Stock of the Issuer, as reported on the Issuer’s Form 8-K filed with the SEC on August 4, 2016.

CUSIP No. 78636X204

1	NAMES OF REPORTING PERSONS BlueMountain Kicking Horse Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,411
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,411
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,411
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 9,344,288 shares of Common Stock of the Issuer, as reported on the Issuer’s Form 8-K filed with the SEC on August 4, 2016.

CUSIP No. 78636X204

1	NAMES OF REPORTING PERSONS BlueMountain Kicking Horse Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,411
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,411
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,411
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 9,344,288 shares of Common Stock of the Issuer, as reported on the Issuer’s Form 8-K filed with the SEC on August 4, 2016.

CUSIP No. 78636X204

1	NAMES OF REPORTING PERSONS BlueMountain Timberline Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 59,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 59,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,405
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (1)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 9,344,288 shares of Common Stock of the Issuer, as reported on the Issuer’s Form 8-K filed with the SEC on August 4, 2016.

CUSIP No. 78636X204

1	NAMES OF REPORTING PERSONS BlueMountain Summit Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 160,171
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 160,171
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,171
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (1)
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 9,344,288 shares of Common Stock of the Issuer, as reported on the Issuer’s Form 8-K filed with the SEC on August 4, 2016.

CUSIP No. 78636X204

1	NAMES OF REPORTING PERSONS BlueMountain Summit Trading L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 160,171
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 160,171
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 160,171
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 9,344,288 shares of Common Stock of the Issuer, as reported on the Issuer’s Form 8-K filed with the SEC on August 4, 2016.

CUSIP No. 78636X204

1	NAMES OF REPORTING PERSONS BlueMountain Montenvers GP S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 373,365
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 373,365
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 373,365
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% (1)
14	TYPE OF REPORTING PERSON (See instructions) CO

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 9,344,288 shares of Common Stock of the Issuer, as reported on the Issuer’s Form 8-K filed with the SEC on August 4, 2016.

CUSIP No. 78636X204

1	NAMES OF REPORTING PERSONS BlueMountain Montenvers Master Fund SCA SICAV-SIF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 373,365
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 373,365
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 373,365
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0% (1)
14	TYPE OF REPORTING PERSON (See instructions) PN

(1)	The percentage set forth in Row 13 of this Cover Page is based on the 9,344,288 shares of Common Stock of the Issuer, as reported on the Issuer’s Form 8-K filed with the SEC on August 4, 2016.

CUSIP No. 78636X204

Item 1. Security of the Issuer.

This Schedule 13D relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of SAExploration Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 1160 Dairy Ashford Rd., Suite 160, Houston, Texas 77079.

Item 2. Identity and Background.

(a-c) This Statement is being filed by the following beneficial owners of Common Stock (each, a “Reporting Person”):

(i)	Blue Mountain Credit Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership (“BMCA”), with respect to the Common Stock directly owned by it;

(ii)	Blue Mountain CA Master Fund GP, Ltd., a Cayman Islands exempted limited company (“BMCA GP”), with respect to the Common Stock directly owned by BMCA;

(iii)	BlueMountain Guadalupe Peak Fund L.P., a Delaware limited partnership (“BMGP”), with respect to the Common Stock directly owned by it;

(iv)	BlueMountain Long/Short Credit GP, LLC, a Delaware limited liability company (“BMGP GP”), with respect to the Common Stock directly owned by BMGP;

(v)	BlueMountain Kicking Horse Fund, L.P., a Delaware limited partnership (“BMKH”), with respect to the Common Stock directly owned by it;

(vi)	BlueMountain Kicking Horse Fund GP, LLC, a Delaware limited liability company (“BMKH GP”), with respect to the Common Stock directly owned by BMKH;

(vii)	BlueMountain Timberline Ltd., a Cayman Islands exempted limited company (“BMT”), with respect to the Common Stock directly owned by it;

(viii)	BlueMountain Summit Trading L.P., a Delaware limited partnership (“BMST” and, together with BMCA, BMGP and BMKH, the “Partnerships”), with respect to the Common Stock directly owned by it;

(ix)	BlueMountain Summit Opportunities GP II, LLC, a Delaware limited liability company (“BMST GP” and, together with BMCA GP, BMGP GP and BMKH GP, the “General Partners”), with respect to the Common Stock directly owned by BMST;

(x)	BlueMountain Montenvers Master Fund SCA SICAV-SIF, an investment company with variable share capital organized as a specialized investment fund in the form of a corporate partnership limited by shares under the laws of Luxembourg (“BMM” and, together with the Partnerships and BMT, the “BlueMountain Funds”), with respect to the Common Stock directly owned by it;

(xi)	BlueMountain Montenvers GP S.à r.l., a private limited company incorporated under the laws of Luxembourg (“BMM GP”), with respect to the Common Stock directly owned by BMM;

(xii)	BlueMountain GP Holdings, LLC, a Delaware limited liability company (“GP Holdings”), which serves as the sole owner of each of the General Partners, with respect to the Common Stock directly owned by each of the Partnerships; and

(xiii)	BlueMountain Capital Management, LLC, a Delaware limited liability company (“BMCM” or the “Investment Manager”), which serves as investment manager to the BlueMountain Funds, and has investment discretion with respect to the Common Stock directly owned by the BlueMountain Funds.

The principal business of: (i) each of the BlueMountain Funds is to serve as a private investment fund; (ii) each of the General Partners and BMM GP is to serve as the general partner of the Partnerships and BMM, respectively; (iii) GP Holdings is to serve as the sole owner of each of the General Partners; and (iv) the Investment Manager is to serve as investment manager to, and to make investment decisions on behalf of, the BlueMountain Funds.

The executive officers, directors, and control persons of the Reporting Persons are as follows:

CUSIP No. 78636X204

Andrew Feldstein	Chief Executive Officer and Co-Chief Investment Officer of the Investment Manager; Chief Executive Officer and Co-Chief Investment Officer of GP Holdings; Director of BMCA GP; Director of BMT; Manager of BMGP GP; Manager of BMKH GP; Manager of BMST GP

Stephen Siderow	Managing Partner and Co-President of the Investment Manager; Managing Partner and Co-President of GP Holdings

Derek Smith	Managing Partner and Co-Chief Investment Officer of the Investment Manager; Managing Partner and Co-Chief Investment Officer of GP Holdings

Alan Gerstein	Senior Adviser of the Investment Manager; Senior Adviser of GP Holdings; Director of BMT; Manager of BMGP GP; Manager of BMKH GP; Manager of BMST GP; Manager of BMM GP

Michael Liberman	Managing Partner and Chief Operating Officer of the Investment Manager; Managing Partner and Chief Operating Officer of GP Holdings

David Rubenstein	Managing Partner, General Counsel and Secretary of the Investment Manager; Managing Partner, General Counsel and Secretary of GP Holdings; Manager of BMM GP

Peter Greatrex	Managing Partner and Head of Private Investments of the Investment Manager; Managing Partner and Head of Private Investments of GP Holdings

Paul Friedman	Chief Financial Officer and Chief Administrative Officer of the Investment Manager; Chief Financial Officer and Chief Administrative Officer of GP Holdings

Elizabeth Gile	Director of BMCA GP; Manager of BMGP GP; Manager of BMKH GP; Manager of BMST GP

Gary Linford	Director of BMCA GP; Manager of BMGP GP; Manager of BMKH GP; Manager of BMST GP

Mark Shapiro	Director of BMCA GP; Director of BMT; Manager of BMGP GP; Manager of BMKH GP; Manager of BMST GP; Manager of BMM GP

William Reeves	Director of BMCA GP

Nathaniel Dalton	Director of BMCA GP

Todd Groome	Manager of BMM GP

Elli Stevens	Manager of BMM GP

The business address of each BlueMountain Fund (other than BMGP, BMKH, BMST and BMM) and BMCA GP is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The business address of BMGP, BMKH, BMST, each General Partner (except BMCA GP), GP Holdings, the Investment Manager, Mr. Feldstein, Mr. Siderow, Mr. Smith, Mr. Gerstein, Mr. Markus, Mr. Liberman, Mr. Rubenstein, Mr. Greatrex, Mr. Friedman, Ms. Gile, Mr. Shapiro, Mr. Reeves and Mr. Dalton is 280 Park Avenue, 12th Floor, New York, New York 10017. The business address of Mr. Linford and Mr. Groome is c/o HighWater, Pavilion Commercial Centre, 1st Floor, 802 West Bay Road, P.O. Box 30599, KY1-1203, Grand Cayman, Cayman Islands. The business address of each of BMM, BMM GP and Ms. Stevens is 6D, Route de Treves, L-2633 Seningerberg, Luxembourg B176.316.

(d) None of the Reporting Persons or any of their respective executive officers, directors or control persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or any of their respective executive officers, directors or control persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Feldstein, Mr. Siderow, Mr. Gerstein, Mr. Liberman, Mr. Markus, Mr. Rubenstein, Mr. Smith, Mr. Friedman, Mr. Greatrex, Mr. Dalton, Ms. Gile, Mr. Reeves, Mr. Shapiro and Mr. Groome are each U.S. citizens. Mr. Linford is a South African citizen. Ms. Stevens is a British citizen.

Item 3. Source and Amount of Funds or Other Consideration

(i)	Restructuring

CUSIP No. 78636X204

On June 13, 2016, the Issuer and certain members of the Issuer’s management, entered into a restructuring support agreement (the “Restructuring Support Agreement”) with the BlueMountain Funds and other holders (the “Supporting Holders”) of approximately 66% of the par value of the Issuer’s 10.000% Senior Secured Notes due 2019 (the “Existing Notes”), pursuant to which the Supporting Holders and the Issuer agreed to enter into and implement a proposed comprehensive restructuring of the Issuer’s balance sheet, including an agreement to fund up to $30 million in new capital (see “New Senior Loan Facility” below).

The Restructuring Support Agreement contemplated the following transactions (collectively, the “Restructuring”): (i) the Supporting Holders entry into the New Senior Loan Facility; (ii) the Exchange Offer (as defined below); (iii) the amending and restating of the Intercreditor Agreement (as described in Item 6); (iv) the issuance of two series of warrants to the existing holders of the Issuer’ Shares; (v) amendment and ratification of new employment agreements with members of senior management of the Issuer, the entry into a new management incentive plan, and the issuance of equity to the members of management; and (vi) the amendment of the certain organizational documents.

In addition, the Restructuring Support Agreement provides that upon the Closing Date (as defined below), the Supporting Holders have the right to introduce a new slate of directors, and pursuant to the Restructuring Support Agreement, the Supporting Holders will have the right to designate six of the Issuer’s new seven member Board of Directors. Each of BMCM and one other Supporting Holder shall retain the right to designate one director nominee for so long as its ownership of outstanding Shares is more than 10%. BMCM has appointed Michael Kass, who also serves as a Senior Research Analyst of BMCM.

The summary of the Restructuring Support Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is being filed as Exhibit 2 hereto and is incorporated herein by reference.

(ii) New Senior Loan Facility

In connection with the Restructuring, on June 29, 2016, the Issuer, as borrower, and each of the Issuer’s domestic subsidiaries, as guarantors (the “Guarantors”), entered into a new senior secured multi-draw term loan facility (the “New Senior Loan Facility”) with the lenders, including the Supporting Holders, from time to time party thereto, and Delaware Trust Company, as collateral agent and administrative agent (the “New Senior Loan Facility Agent”). In addition to the Supporting Holders, holders of Existing Notes that participated in the Exchange Offer, may participate as lenders in the New Senior Loan Facility based on their proportionate ownership of Existing Notes. As part of the consideration for providing the New Senior Loan Facility, the Issuer has issued to the lenders, which include the Supporting Holders, 2,803,302 Shares (the “New Senior Loan Shares”). The New Senior Loan Shares were issued upon the consummation of the Exchange Offer, which occurred on July 27, 2016 (the “Closing Date”). The New Senior Loan Shares were issued directly to the lenders under the New Senior Loan Facility pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, under Section 4(a)(2) thereunder.

The summary of the New Senior Loan Facility set forth above does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is being filed as Exhibit 3 hereto and is incorporated herein by reference.

(iii) Exchange Offer and Consent Solicitation

In connection with the Restructuring, on July 27, 2016, the Issuer completed an exchange offer and consent solicitation (the “Exchange Offer”) related to the Existing Notes. In exchange for $138,128,000 in aggregate principal amount of the Existing Notes, representing approximately 98.7% of the outstanding aggregate principal amount of the Existing Notes, validly tendered (and not validly withdrawn) in the Exchange Offer, the Issuer issued (i) $69,064,000 aggregate principal amount of new 10.000% Senior Secured Second Lien Notes due 2019 (the “New Notes”) and (ii) 6,410,502 new shares of the Issuer’s Common Stock, after giving effect to a 135-to-1 reverse stock split. The Issuer delivered cash in lieu of any fractional shares. In addition, each participating holder received accrued and unpaid interest on its tendered Existing Notes that were accepted for exchange from their last interest payment date to, but not including, the settlement date, which was paid in the form of additional New Notes, in an aggregate amount of $7,458,912. The New Notes will bear interest at a rate of 10.000% per annum payable in cash, accruing from the settlement date, provided that for each interest payment through and including July 15, 2017, the Issuer may, at its option, pay interest in kind by issuing additional New Notes (“PIK Notes”). Interest paid in kind will accrue at a rate per annum of 11.0%, and any PIK Notes will be fungible with, and will accrue interest at the

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same rate as, the New Notes. Concurrently with the Exchange Offer, the Issuer solicited consents from holders of the Existing Notes to adopt certain proposed amendments to the Indenture under which the Existing Notes were issued, the existing Intercreditor Agreement and related collateral and security agreements relating to the Existing Notes.

The summary of the Exchange Offer Memorandum and Consent Solicitation dated June 24, 2016 (the “Memorandum”) set forth above does not purport to be complete and is qualified in its entirety by reference to the Memorandum, a summary of which is being filed as Exhibit 4 hereto and is incorporated herein by reference.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Common Stock for investment purposes. The Reporting Persons acquired the Common Stock over which they exercise beneficial ownership in the belief that the Common Stock represents an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Representatives of the Reporting Persons may have discussions from time to time with the Issuer, other stockholders and third parties relating to the Issuer, strategic alternatives that may be available to the Issuer and the Issuer’s business, operations, assets, capitalization, financial condition, governance, management and future plans, including in respect of one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D.

Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the board of directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, the availability of potential business combination and other strategic transactions, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including acquiring or disposing of securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a-b) All percentages set forth in this Schedule 13D are based on the Issuer’s 9,344,288 shares of Common Stock, as reported on the Issuer’s Form 8-K filed with the SEC on August 4, 2016. The information set forth in Rows 7-13 of each Cover Page of this Schedule 13D is hereby incorporated herein by reference.

Each General Partner, BMM GP, GP Holdings and BMCM, each expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing.

None of the Reporting Persons beneficially own any other shares of Common Stock of the Issuer.

(c) During the last 60 days, no transactions in the Common Stock were effected by any of the Reporting Persons.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Certain of the Reporting Persons are a party to the following contracts with respect to the securities of the Issuer:

(i) Supplemental Indenture

In connection with the Restructuring, on June 29, 2016, the Issuer, the guarantors party thereto (the “Existing Notes Guarantors”) and Wilmington Savings Fund Society, FSB (successor to U.S. Bank National Association), as trustee for the Existing Notes (the “Existing Trustee”), entered into a first supplemental indenture (the “Supplemental Indenture”) to the indenture governing the Existing Notes (the “Existing Indenture”). The Supplemental Indenture modified the Existing Indenture to, among other things, permit the incurrence of additional secured indebtedness pursuant to the New Senior Loan Facility and through the issuance of the New Notes in the Exchange Offer.

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The Supplemental Indenture includes additional changes necessary to give effect to the Restructuring and directs the Existing Trustee, in its capacity as noteholder collateral agent for the Existing Notes, to enter into the Amended and Restated Intercreditor Agreement and the amendment to the Existing Security Agreement on behalf of the Existing Holders. The material terms of the Existing Indenture, other than the amendments summarized above, remain substantially as set forth in the Existing Indenture.

The summary of the Supplemental Indenture set forth above does not purport to be complete and is qualified in its entirety by reference to the text of the Supplemental Indenture, a copy of which is being filed as Exhibit 5 hereto and is incorporated herein by reference.

(ii) Amended and Restated Intercreditor Agreement

In connection with the Restructuring, on June 29, 2016, Wells Fargo Bank, National Association (“Wells Fargo”), in its capacity as lender and collateral agent under the Issuer’s existing revolving credit facility (“Existing Revolving Credit Facility”), Wilmington Savings Fund Society, FSB (successor to U.S. Bank National Association), in its capacity as trustee and collateral agent for the Existing Notes, and Delaware Trust Company, in its capacity as administrative agent and collateral agent for the New Senior Loan Facility, amended and restated the Intercreditor Agreement, dated as of November 6, 2014, by and between Wells Fargo and Wilmington Savings Fund Society, FSB (as successor to U.S. Bank National Association) (the “Existing Intercreditor Agreement” and as amended and restated, the “Amended and Restated Intercreditor Agreement”), to govern the relationship of the holders of Existing Notes (the “Existing Noteholders”), the holders of New Notes (the “New Noteholders”), which were issued upon consummation of the Exchange Offer, and the lenders under the Issuer’s Existing Revolving Credit Facility and New Senior Loan Facility, with respect to the collateral and certain other matters.

The Amended and Restated Intercreditor Agreement, among other things, modifies the terms of the Existing Intercreditor Agreement to (i) establish the relative priorities, rights, obligations and remedies with respect to the collateral among the holders of the Existing Notes, the holders of the New Notes, the lenders under the Existing Revolving Credit Facility, the lenders under the New Senior Loan Facility, the holders of future debt that are permitted to share the security interests held by the holders of the Existing Notes, the holders of the New Notes, the lenders under the Existing Revolving Credit Facility and the lenders under the New Senior Loan Facility, as the case may be, on a pari passu basis and the collateral agents of the foregoing (collectively, the “Secured Parties”); and (ii) modify the terms of the Existing Intercreditor Agreement to permit the holders of obligations under the New Senior Loan Facility and the New Notes to share the security interests held by the Existing Noteholders and Wells Fargo as the lender under the Existing Revolving Credit Facility as follows:

•	the obligations under the Existing Revolving Credit Facility will be secured by all of the existing collateral on a senior first lien priority basis;

•	the obligations under the New Senior Loan Facility will be secured by all of the existing collateral on a junior first lien priority basis;

•	the obligations under the New Notes will be secured by substantially all of the existing collateral on a second lien priority basis;

•	the obligations under the Existing Notes will be secured by substantially all of the existing collateral on a third lien priority basis; and

•	the Secured Parties will agree that Wells Fargo Bank, National Association, as the collateral agent under the Existing Revolving Credit Facility, will exercise enforcement actions in respect of the collateral in most cases under the Amended and Restated Intercreditor Agreement.

In addition, the Amended and Restated Intercreditor Agreement provides that, following a triggering event, as among the Secured Parties, the Senior Representative will have the right (subject to a purchase option by the other Secured Parties) to, or the right to direct any other collateral agent to, adjust or settle insurance policies or claims in the event of any loss thereunder relating to insurance proceeds with respect to collateral, to approve any award granted in any condemnation or similar proceeding affecting such insurance proceeds and to enforce rights, exercise remedies and discretionary rights and powers with respect to collateral; and similarly, the Secured Parties will agree that if the Issuer or any guarantor becomes subject to a case under the U.S. Bankruptcy Code, the Secured Parties will only be permitted to object to a debtor-in-possession financing or the use of cash collateral if the Secured Parties for which the Senior Representative is the collateral agent also object. The “Senior Representative” under the Amended and Restated Intercreditor Agreement will be Wells Fargo Bank, National Association, as the Existing

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Revolving Credit Facility Agent, until the obligations under the Existing Revolving Credit Facility have been discharged in full, after which the New Senior Loan Facility Agent will be the Senior Representative; and once the Existing Revolving Credit Facility Agent and the New Senior Loan Facility Agent each cease to be the Senior Representative and the obligations under each of the Existing Revolving Credit Facility and New Senior Loan Facility have been discharged in full, the Senior Representative will be Wilmington Savings Fund Society, FSB, as the New Noteholder Collateral Agent.

The material terms of the Amended and Restated Intercreditor Agreement, other than those summarized above, remain substantially as set forth in the Existing Intercreditor Agreement, except that the Noteholder Collateral Agent will no longer have a first-priority security interest in the “Noteholder Priority Collateral” (as such term is defined in the Existing Intercreditor Agreement). The holders of obligations under the Existing Revolving Credit Facility will continue to have lien priority in respect of proceeds of collateral under the Amended and Restated Intercreditor Agreement.

The summary of the Amended and Restated Intercreditor Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is being filed as Exhibit 6 hereto and is incorporated herein by reference.

See Item 4 above for a description of the Restructuring Support Agreement and the New Senior Loan Facility.

Item 7. Material to be Filed as Exhibits.

1. Joint Filing Agreement dated August 8, 2016, attached as Exhibit 1 hereto.

2. Restructuring Support Agreement dated as of June 13, 2016 (incorporated herein by reference to Exhibit 17.0 to the Current Report on Form 8-K filed by the Issuer on June 13, 2016).

3. Term Loan and Security Agreement dated as of June 29, 2016 (incorporated herein by reference to Exhibit 17.0 to the Current Report on Form 8-K filed by the Issuer on July 1, 2016).

4. Exchange Offer Memorandum and Consent Solicitation dated as of June 24, 2016 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 13, 2016).

5. First Supplemental Indenture dated as of June 29, 2016 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on July 1, 2016).

6. Amended and Restated Intercreditor Agreement dated June 29, 2016 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on July 1, 2016).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date: August 8, 2016

BLUEMOUNTAIN CAPITAL MANAGEMENT, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By:	/s/ ANDREW FELDSTEIN
Name: Andrew Feldstein, Director

BLUE MOUNTAIN CREDIT ALTERNATIVES MASTER FUND L.P.
BY:	BLUE MOUNTAIN CA MASTER FUND GP, LTD.

By:	/s/ ANDREW FELDSTEIN
Name: Andrew Feldstein, Director

BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN GUADALUPE PEAK FUND L.P.
BY:	BLUEMOUNTAIN LONG/SHORT CREDIT GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN KICKING HORSE FUND L.P.
BY:	BLUEMOUNTAIN KICKING HORSE FUND GP, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN TIMBERLINE LTD.

By:	/s/ ANDREW FELDSTEIN
Name: Andrew Feldstein, Director

BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN SUMMIT TRADING L.P.
BY:	BLUEMOUNTAIN SUMMIT OPPORTUNITIES GP II, LLC
BY:	BLUEMOUNTAIN GP HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

BLUEMOUNTAIN MONTENVERS MASTER FUND SCA SICAV-SIF
BY:	BLUEMOUNTAIN MONTENVERS GP S.à r.l.

By:	/s/ ERIC M. ALBERT
Name: Eric M. Albert, Chief Compliance Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)